SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

[redacted]

07021976

1 March 2007

SEC MAIL PROCESSING SECTION
RECEIVED
MAR [illegible] 2007
WASHINGTON, D.C. 203

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the Financial Results Announcement dated 28 February 2007, Re: Second Quarterly Report for the financial period ended 31 December 2006 for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

## Financial Results

Ownership transfer to SILVERSTONE CORPORATION on 28/02/2007 05:24:56 PM
Submitted by SILVERSTONE CORPORATION on 28/02/2007 05:48:19 PM
Reference No SC-070228-3B2CC

| | | |
|---|---|---|
| | Submitting Merchant Bank (if applicable) | : |
| | Submitting Secretarial Firm Name (if applicable) | : |
| * | Company name | : SILVERSTONE CORPORATION BERHAD |
| * | Stock name | : SILSTON |
| * | Stock code | : 5061 |
| * | Contact person | : WONG PHOOI LIN |
| * | Designation | : SECRETARY |

### Part A1 : QUARTERLY REPORT

* Financial Year End : **30/06/2007**
* Quarter : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* Quarterly report for the financial period ended : **31/12/2006**
* The figures : ○ have been audited ● have not been audited

**Please attach the full Quarterly Report here:**

SCB-07Q2.xls

**Remarks:**

### Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

**Summary of Key Financial Information for the financial period ended**
*** 31/12/2006**

| | | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
|---|---|---|---|---|---|
| | | CURRENT YEAR QUARTER * 31/12/2006 [dd/mm/yyyy] RM'000 | PRECEDING YEAR CORRESPONDING QUARTER 31/12/2005 [dd/mm/yyyy] RM'000 | CURRENT YEAR TO DATE * 31/12/2006 [dd/mm/yyyy] RM'000 | PRECEDING YEAR CORRESPONDING PERIOD 31/12/2005 [dd/mm/yyyy] RM'000 |
| 1 | Revenue | 121,358 | 127,150 | 243,601 | 253,901 |
| 2 | Profit/(loss) before tax | -5,015 | -12,361 | -13,411 | -17,000 |

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary 28 FEB 2007

| | | | | | |
|---|---|---|---|---|---|
| 3 | Profit/(loss) for the period | -4,998 | -12,361 | -13,408 | -16,996 |
| 4 | Profit/(loss) attributable to ordinary equity holders of the parent | -6,024 | -11,308 | -13,159 | -14,668 |
| 5 | Basic earnings/(loss) per share (sen) | -1.48 | -3.34 | -3.87 | -4.34 |
| 6 | Proposed/Declared dividend per share (sen) | 0.00 | 0.00 | 0.00 | 0.00 |
| | | AS AT END OF CURRENT QUARTER* | | AS AT PRECEDING FINANCIAL YEAR END | |
| 7 | Net assets per share attributable to ordinary equity holders of the parent (RM) | 0.4200 | | 0.4700 | |

Remarks :

**Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com**

## Part A3 : ADDITIONAL INFORMATION

| | | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
|---|---|---|---|---|---|
| | | CURRENT YEAR QUARTER* | PRECEDING YEAR CORRESPONDING QUARTER | CURRENT YEAR TO DATE* | PRECEDING YEAR CORRESPONDING PERIOD |
| | | 31/12/2006 [dd/mm/yyyy] RM'000 | 31/12/2005 [dd/mm/yyyy] RM'000 | 31/12/2006 [dd/mm/yyyy] RM'000 | 31/12/2005 [dd/mm/yyyy] RM'000 |
| 1 | Gross interest income | 1,888 | 3,477 | 3,963 | 4,811 |
| 2 | Gross interest expense | 7,701 | 8,032 | 15,855 | 15,975 |

Remarks :

**Note: The above information is for the Exchange internal use only.**

SILVERSTONE CORPORATION BERHAD (41515-D)

..........................................................

*Secretary*

28 FEB 2007

**SILVERSTONE CORPORATION BERHAD** (41515-D)

(Incorporated in Malaysia)

# Interim Report for the Second Quarter Ended 31 December 2006

## Interim report for the second quarter ended 31 December 2006

(The figures have not been audited)

# CONDENSED CONSOLIDATED INCOME STATEMENTS

| | Note | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
|---|---|---|---|---|---|
| | | CURRENT YEAR QUARTER 31/12/2006 RM'000 | PRECEDING YEAR CORRESPONDING QUARTER 31/12/2005 RM'000 | CURRENT YEAR TO DATE 31/12/2006 RM'000 | PRECEDING YEAR CORRESPONDING PERIOD 31/12/2005 RM'000 |
| Revenue | | 121,358 | 127,150 | 243,601 | 253,901 |
| Operating expenses | | (133,574) | (132,639) | (257,863) | (256,011) |
| Other operating income | | 16,232 | 3,477 | 18,709 | 4,811 |
| Profit/(Loss) from operations | | 4,016 | (2,012) | 4,447 | 2,701 |
| Finance costs | | (7,701) | (8,032) | (15,855) | (15,975) |
| Share of results of associated companies | | (1,330) | (2,317) | (2,003) | (3,726) |
| Loss before taxation | | (5,015) | (12,361) | (13,411) | (17,000) |
| Taxation | 17 | 17 | - | 3 | 4 |
| Net loss for the period | | (4,998) | (12,361) | (13,408) | (16,996) |
| Attributable to : | | | | | |
| - Equity holders of the parent | | (5,024) | (11,308) | (13,159) | (14,688) |
| - Minority interests | | 26 | (1,053) | (249) | (2,308) |
| Net loss for the period | | (4,998) | (12,361) | (13,408) | (16,996) |
| Loss per share attributable to equity holders of the parent (sen) : | | | | | |
| - Basic | 25 | (1.48) | (3.34) | (3.87) | (4.34) |
| - Diluted | 25 | (1.48) | (3.34) | (3.87) | (4.34) |

*(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)*

# SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

## Interim report for the second quarter ended 31 December 2006

(The figures have not been audited)

## CONDENSED CONSOLIDATED BALANCE SHEETS

| | Note | AS AT END OF CURRENT QUARTER 31/12/2006 RM'000 | AS AT PRECEDING FINANCIAL YEAR END 30/6/2006 RM'000 |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-Current Assets** | | | |
| Property, plant and equipment | | 325,010 | 331,794 |
| Associated companies | | 236,976 | 247,331 |
| Investments | | 76,266 | 99,194 |
| Deferred tax assets | | 19,804 | 19,804 |
| Deferred expenditure | | 450 | 450 |
| Goodwill on consolidation | | 11,675 | 11,675 |
| | | 670,181 | 710,248 |
| **Current Assets** | | | |
| Inventories | | 100,787 | 96,106 |
| Investments | | 39,120 | 27,717 |
| Trade and other receivables | | 122,412 | 130,825 |
| Deposits with financial institutions | | 13,361 | 16,281 |
| Cash and bank balances | | 29,840 | 30,683 |
| | | 305,520 | 301,612 |
| **TOTAL ASSETS** | | **975,701** | **1,011,860** |
| **EQUITY AND LIABILITIES** | | | |
| Share capital | | 340,046 | 339,283 |
| Reserves | | (195,591) | (178,262) |
| Equity attributable to equity holders of the parent | | 144,455 | 161,021 |
| Minority interests | | 78,906 | 80,777 |
| *Total equity* | | 223,361 | 241,798 |
| **Non-Current Liabilities** | | | |
| Redeemable cumulative convertible preference shares | | 30,575 | 31,414 |
| Bonds and debts | 21 | 150,117 | 365,919 |
| Deferred liabilities | | 266 | 275 |
| Deferred tax liabilities | | 377 | 377 |
| | | 181,335 | 397,985 |
| **Current Liabilities** | | | |
| Trade and other payables | | 107,755 | 109,381 |
| Provisions | | 8,598 | 8,692 |
| Short term borrowings | 21 | 123,029 | 133,597 |
| Bonds and debts | 21 | 331,557 | 120,221 |
| Tax liabilities | | 66 | 186 |
| | | 571,005 | 372,077 |
| **TOTAL EQUITY AND LIABILITIES** | | **975,701** | **1,011,860** |
| Net assets per share attributable to ordinary equity holders of the parent (RM) | | 0.42 | 0.47 |

*(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)*

# SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

## Interim report for the second quarter ended 31 December 2006

(The figures have not been audited)

## CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

| | Note | Share Capital RM'000 | Share Premium RM'000 | Translation Reserves RM'000 | Other Reserves RM'000 | Accumulated Losses RM'000 | Total RM'000 | Minority Interests RM'000 | Total Equity RM'000 |
|---|---|---|---|---|---|---|---|---|---|
| | | ← Attributable to equity holders of the parent → | | | | | | | |
| **31 December 2006** | | | | | | | | | |
| At 1 July 2006 | | 339,283 | 81,600 | 55,633 | 42,947 | (358,442) | 161,021 | 80,777 | 241,798 |
| Effects of adopting FRS 3 | 1 a) | - | - | - | (33,613) | 33,613 | - | - | - |
| | | 339,283 | 81,600 | 55,633 | 9,334 | (324,829) | 161,021 | 80,777 | 241,798 |
| Conversion of redeemable cumulative convertible preference shares | | 763 | 76 | - | - | - | 839 | - | 839 |
| Translation loss on net equity of foreign subsidiaries | | - | - | (2,011) | (34) | - | (2,045) | (916) | (2,961) |
| Share in post-acquisition reserves of associated companies | | - | - | (2,201) | - | - | (2,201) | (706) | (2,907) |
| Net loss for the period | | - | - | - | - | (13,159) | (13,159) | (249) | (13,408) |
| At 31 December 2006 | | 340,046 | 81,676 | 51,421 | 9,300 | (337,988) | 144,455 | 78,906 | 223,361 |
| **31 December 2005** | | | | | | | | | |
| At 1 July 2005 | | 338,535 | 81,525 | 60,497 | 45,883 | (366,524) | 159,916 | 83,603 | 243,519 |
| Translation gains on net equity of foreign subsidiaries | | - | - | 2,418 | - | - | 2,418 | (485) | 1,933 |
| Share in post-acquisition reserves of associated companies | | - | - | 1,001 | - | - | 1,001 | 1,985 | 2,986 |
| Transferred to capital reserve | | | | | 5 | (5) | - | | - |
| Amortisation of negative goodwill | | - | - | - | (784) | - | (784) | - | (784) |
| Net loss for the period | | - | - | - | - | (14,688) | (14,688) | (2,308) | (16,996) |
| At 31 December 2005 | | 338,535 | 81,525 | 63,916 | 45,104 | (381,217) | 147,863 | 82,795 | 230,658 |

*(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)*

## Interim report for the second quarter ended 31 December 2006

(The figures have not been audited)

## CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

| | Note | CURRENT YEAR TO DATE 31/12/2006 RM'000 | PRECEDING YEAR CORRESPONDING PERIOD 31/12/2005 RM'000 |
|---|---|---|---|
| OPERATING ACTIVITIES | | | |
| Loss before taxation | | (13,411) | (17,000) |
| Adjustments for: | | | |
| Non-cash items | | 16,929 | 15,212 |
| Non-operating items | | 11,892 | 11,164 |
| Operating profit before changes in working capital | | 15,410 | 9,376 |
| Changes in working capital: | | | |
| Net changes in current assets | | 1,976 | 12,962 |
| Net changes in current liabilities | | (3,489) | 13,389 |
| | | 13,897 | 35,727 |
| INVESTING ACTIVITIES | | | |
| Purchase of property, plant and equipment | | (5,810) | (12,261) |
| Others | | 7,838 | 6,754 |
| | | 2,028 | (5,507) |
| FINANCING ACTIVITIES | | | |
| Bank borrowings and bonds redemption | | (15,986) | (25,761) |
| Short term deposits earmarked for bonds redemption | | 3,081 | 2,651 |
| Others | | (2,899) | (66) |
| | | (15,804) | (23,176) |
| Net changes in cash & cash equivalents | | 121 | 7,044 |
| Effects of exchange rate changes | | (1,314) | 597 |
| Cash & cash equivalents at beginning of the period | | 30,077 | 17,911 |
| Cash & cash equivalents at end of the period | | 28,884 | 25,552 |

*(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)*

## NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial statements have been prepared in accordance with the Financial Reporting Standard ("FRS") 134 : "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Bursa Malaysia Securities Berhad.

The interim financial statements should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2006. These explanatory notes attached to the interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2006.

The significant accounting policies adopted are consistent with those of the audited financial statements for the financial year ended 30 June 2006 except for the adoption of the following new / revised FRSs effective for the financial period beginning 1 July 2006 :

| | |
|---|---|
| FRS 2 | Share-based Payment |
| FRS 3 | Business Combinations |
| FRS 5 | Non-current Assets Held for Sale and Discontinued Operations |
| FRS 101 | Presentation of Financial Statements |
| FRS 102 | Inventories |
| FRS 108 | Accounting Policies, Changes in Estimates and Errors |
| FRS 110 | Events after the Balance Sheet Date |
| FRS 116 | Property, Plant and Equipment |
| FRS 121 | The Effects of Changes in Foreign Exchange Rates |
| FRS 127 | Consolidated and Separate Financial Statements |
| FRS 128 | Investments in Associates |
| FRS 131 | Interests in Joint Ventures |
| FRS 132 | Financial Instruments: Disclosure and Presentation |
| FRS 133 | Earnings Per Share |
| FRS 136 | Impairment of Assets |
| FRS 138 | Intangible Assets |
| FRS 140 | Investment Property |

The adoption of the above FRSs does not have a significant financial impact on the Group except for the following:

a) FRS 3 : Business Combinations

The adoption of FRS 3 has resulted in the Group ceasing annual goodwill amortisation. Goodwill is carried at cost less accumulated impairment losses and is now tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Any impairment loss is recognised in profit or loss and subsequent reversal is not allowed. Prior to 1 July 2006, goodwill was amortised on a straight-line basis over its estimated useful life of 25 years.

The carrying amount of goodwill as at 1 July 2006 of RM11.7 million will cease to be amortised. This has the effect of reducing the amortisation charges by RM0.2 million and RM0.4 million in the current quarter and financial year-to-date respectively.

Under FRS 3, any excess of the Group's interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities over cost of acquisitions (previously referred to as "negative goodwill"), after reassessment, is now recognised immediately in profit or loss. In accordance with the transitional provisions of FRS 3, the negative goodwill as at 1 July 2006 of RM33.6 million was derecognised with a corresponding decrease in opening accumulated losses.

1. Accounting policies and methods of computation (Cont'd)

b) FRS 101 : Presentation of Financial Statements

The adoption of the revised FRS 101 has affected the presentation of minority interests, share of net after-tax results of associated companies and other disclosures. In the consolidated balance sheet, minority interests are now presented within total equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit or loss for the period. A similar requirement is also applicable to the statement of changes in equity. FRS 101 also requires disclosure, on the face of the statement of changes in equity, total recognised income and expenses for the period, showing separately the amounts attributable to equity holders of the parent and to minority interests.

The current period's presentation of the Group's financial statements is based on the requirements of the revised FRS 101, with the comparatives restated to conform with the current period's presentation.

The following comparative amounts have been restated due to the adoption of new / revised FRSs :

| | Reported Previously | Adjustments | Restated |
|---|---|---|---|
| | RM'000 | RM'000 | RM'000 |
| 3 Months Ended 31 December 2005 | | | |
| - Share of results of associated companies | (2,907) | 590 | (2,317) |
| - Taxation | 590 | (590) | - |
| | Net adjustment | - | |

| | Reported Previously | Adjustments | Restated |
|---|---|---|---|
| | RM'000 | RM'000 | RM'000 |
| 6 Months Ended 31 December 2005 | | | |
| - Share of results of associated companies | (4,305) | 579 | (3,726) |
| - Taxation | 583 | (579) | 4 |
| | Net adjustment | - | |

2. Auditors' report on preceding annual financial statements

The auditors' report on the financial statements for the financial year ended 30 June 2006 was not qualified. However, the auditors drew attention to the financial position of the Group concerning the portion of AMB Bonds and SPV Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet its obligations.

3. Comments about seasonal or cyclical factors

The operations of the Group are not subject to material seasonal or cyclical effect during the current quarter and financial year-to-date.

4. Unusual items due to their nature, size or incidence

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the current quarter and financial year-to-date.

5. Changes in estimates

There were no material changes in estimates that have had a material effect in the current quarter and financial year-to date results.

6. **Debt and equity securities**

During the quarter, the Group has redeemed/repaid RM1.35 million AMB Bonds and USD1.01 million (equivalent to RM3.65 million) SPV Debts.

During the financial year-to-date, the issued and paid-up share capital of the Company was increased from RM339,282,956 to RM340,046,086 by the issuance of 763,130 new ordinary shares of RM1.00 each pursuant to the conversion of 839,443 redeemable cumulative convertible preference shares of RM0.01 each ("RCCPS") at a conversion price of RM1.10 per new share satisfied solely by the tender of the RCCPS for cancellation by the Company. Consequent upon the cancellation of the RCCPS, the issued and paid-up capital of RCCPS of the Company decreased from RM314,144.87 to RM305,750.44.

Other than the above, there was no other issuance, cancellation, repurchase, resale and repayment of debt and equity securities for the current quarter and financial year-to-date.

7. **Dividends paid**

There were no dividends paid during the current quarter and financial year-to-date.

8. **Segmental information**

The Group's segmental information for the financial year-to-date was as follows :

| | REVENUE | | | |
|---|---|---|---|---|
| | Total RM'000 | Inter - Segment RM'000 | External RM'000 | Segment Results RM'000 |
| Motor | 94,922 | - | 94,922 | (1,382) |
| Tyre | 148,069 | 291 | 147,778 | 192 |
| Investment & others | 910 | 9 | 901 | 5,637 |
| | 243,901 | 300 | 243,601 | |
| Profit from operations | | | | 4,447 |
| Finance costs | | | | (15,855) |
| Share of results of associated companies | | | | (2,003) |
| Loss before taxation | | | | (13,411) |

9. **Carrying amount of revalued assets**

The valuations of property, plant and equipment have been brought forward without amendment from the previous audited financial statements.

10. **Subsequent events**

The Company has been classified as an affected listed issuer pursuant to Practice Note No.17/2005 of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities")("PN17"). As the Company was not able to make the requisite announcement on its regularisation plan pursuant to PN17, the trading of the securities of the Company was suspended on 24 January 2007.

Bursa Securities had subsequently on 26 February 2007 decided to de-list the trading of the Company's securities from the Official List of Bursa Securities on 8 March 2007 as the Company does not have an adequate level of financial condition and operation to warrant continued listing. The Company will be making an appeal on the said decision.

11. **Changes in composition of the Group**

There were no material changes in the composition of the Group during the quarter and the financial year-to-date.

12. **Changes in contingent liabilities and contingent assets**

There were no material changes in contingent liabilities or contingent assets since the last annual balance sheet date.

**13. Performance review**

Revenue was marginally lower for the six months under review at RM243.6 million due mainly to lower sales of tyres. However, the strengthening of Ringgit against the US Dollar had enabled the Group to book in a gain of RM14.3 million whilst during the quarter an impairment loss of RM12.6 million was provided for its investment in quoted securities.

**14. Comment on material change in profit before taxation**

| | Current Year Quarter 31/12/2006 RM'000 | Immediate Preceding Quarter 30/09/2006 RM'000 |
|---|---|---|
| Revenue | 121,358 | 122,243 |
| Profit/(Loss) before taxation :- | | |
| Holding and subsidiary companies | (3,685) | (7,723) |
| Associated companies | (1,330) | (673) |
| | (5,015) | (8,396) |

The Group recorded lower loss for the quarter under review due mainly to the recognition of a foreign exchange gain on its US Dollar borrowings as Ringgit appreciated against the US Dollar at end of the quarter.

**15. Commentary on prospects**

Our automotive and local tyre manufacturing businesses are expected to continue to operate under a more challenging business environment amidst the high raw material prices and stiff competition.

**16. Profit forecast or profit guarantee**

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

**17. Taxation**

| | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
|---|---|---|---|---|
| | CURRENT YEAR QUARTER 31/12/2006 RM'000 | PRECEDING YEAR CORRESPONDING QUARTER 31/12/2005 RM'000 | CURRENT YEAR TO DATE 31/12/2006 RM'000 | PRECEDING YEAR CORRESPONDING PERIOD 31/12/2005 RM'000 |
| Income tax: | | | | |
| Current year | 2 | 18 | 16 | 18 |
| Over provision in prior years | (19) | (18) | (19) | (22) |
| | (17) | - | (3) | (4) |

The tax provision of the Group for the current quarter and financial year-to-date is principally due to certain expenses which are not deductible for tax purposes.

**18. Sale of unquoted investments and properties**

There were no material sale of unquoted investments or properties for the current quarter and financial year-to-date.

**19. Quoted securities**

a. There were no purchases or disposal of quoted securities for the current quarter and financial year-to-date.

b. Details of investments in quoted securities (excluding investments in associates) as at the end of the reporting period were as follows :

| | RM'000 |
|---|---|
| At cost | 39,797 |
| At book value | 10,006 |
| At market value | 6,438 |

**20. Corporate proposals**

There were no corporate proposals pending completion for the current quarter and financial year-to-date.

**21. Borrowings and debt securities**

The Group's borrowings and debt securities as at the end of the reporting period are as follows :

| | Short Term RM'000 | Long Term RM'000 | Total RM'000 |
|---|---|---|---|
| Borrowings : | | | |
| Secured | 79,042 | - | 79,042 |
| Unsecured | 43,987 | 30,575 | 74,562 |
| | 123,029 | 30,575 | 153,604 |
| Bonds and debts: | | | |
| AMB Bonds | 76,827 | 55,124 | 131,951 |
| SPV Debts | 254,730 | 94,993 | 349,723 |
| | 331,557 | 150,117 | 481,674 |
| Total | 454,586 | 180,692 | 635,278 |

The Group's borrowings and debt securities are denominated in the following currencies :

| | Foreign Currency '000 | RM'000 |
|---|---|---|
| Borrowings: | | |
| Ringgit Malaysia | - | 88,690 |
| US Dollar | 8,010 | 28,286 |
| Rmb | 80,981 | 36,628 |
| | | 153,604 |
| Bonds and Debts: | | |
| Ringgit Malaysia | - | 131,951 |
| US Dollar | 99,072 | 349,723 |
| | | 481,674 |

**22. Off balance sheet financial instruments**

There were no off balance sheet financial instruments at the date of this report.

**23. Changes in material litigation**

The Group does not have any material litigation, which in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

**24. Dividend proposed**

The Board does not recommend any interim dividend for the current quarter and financial year-to-date.

25. Loss per share

**Basic**

Loss per share is calculated by dividing the Group's net loss for the period attributable to equity holders of the parent by the weighted average number of ordinary shares of the Company in issue of 340.05 million and 339.92 million for the current quarter and financial year-to-date respectively (2006:338.54 million).

**Diluted**

There is no dilution for the loss per share for the period as the diluted loss per share remains the same as the basic loss per share.

26. Status of conditions imposed by the Securities Commission ("SC")

The SC has imposed certain conditions in its approval of the Group Wide Restructuring Scheme which included the requirements to disclose the following:

(a) Status of the turnaround exercise for loss-making operations; and

(b) Status of the proposed divestment programme.

Please refer to Appendix I to II for details of the above.

**Status of the turnaround exercise for loss-making operations**

The steps taken to turnaround the loss-making operations include, amongst others, the following:

(i) Strengthening of key management personnel in respect of operational improvement;

(ii) Implementation of stricter control mechanism to monitor operational cost efficiencies;

(iii) Enhancing overall productivity efficiencies by restructuring the operational procedures through adoption of better industry practices; and

(iv) Close monitoring of the progress of the loss-making companies, including regular review of the performance of the companies concerned, assessment of the effectiveness of the operations and management restructuring exercises and remedial actions required.

| Steps taken or to be taken | Status and progress |
|---|---|
| (a) **Associated companies**<br>**Nanjing Jincheng Machinery Co Ltd** | |
| (i) Appointment of new key management staff including General Manager and reorganisation of the sales and marketing network tasks to meet stringent performance target. | (i) Implemented |
| (ii) Introduction of new practices and procedures on sourcing of component parts to reduce cost of purchases. | (ii) Implemented |
| (iii) Maximisation of efficiency of existing production capabilities and divestment of idle assets. | (iii) On-going |
| **Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd ("SAM Group")** | |
| With the disposal of 51% equity interest in both companies to Suzuki Motor Corporation, Japan ("SMC"), the Directors expect the SAM Group to be designated as one of the regional production bases for "Suzuki" motorcycles for the ASEAN market. The strategic alliance with SMC will enable the SAM Group to tap on their marketing and technical expertise. | On-going |
| A corporate restructuring of the the Suzuki motorcycle business in Malaysia has been undertaken where: | |
| (a) the Company had on 7 September 2005 completed the disposal of its balance 49% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") to Suzuki Assemblers Malaysia Sdn Bhd ("SAM"). Consequent thereupon, the Company's interest in LSM was held indirectly via the Company's 49% equity interest in SAM; and | |
| (b) the Company had on 27 February 2006 entered into the following agreements in respect of the proposed merger of the Suzuki business ("Proposed Merger"): | |
| (i) a Joint Venture Agreement with SMC and Hicom Holdings Berhad for participation of 20% equity interest in a joint-venture company, Suzuki Motorcycle Malaysia Sdn Bhd ("SMM") ("JV"); and | |
| (ii) a Share Sale Agreement for the disposal of its balance 49% equity interest in SAM to SMM ("Disposal"). Consequent upon the JV and the Disposal, the Company shall have an interest in both LSM and SAM via the Company's 20% equity interest in SMM. | |
| The Proposed Merger has been implemented. | |
| (b) Similar steps are also being applied to other loss-making subsidiary and associated companies with the view to turning them around. | On-going |

**SILVERSTONE CORPORATION BERHAD** (41515-D)
(Incorporated in Malaysia)

**Status of Proposed Divestment Programme ("PDP")**

(i) Status of the assets to be divested

| Stages of the Assets to be Divested | PDP (Per GWRS) | Concluded divestment | | | Divestment proceeds | | |
|---|---|---|---|---|---|---|---|
| | | Up to December 2005 | In current quarter | Current year-to-date | Received up to December 2005 | Current Year (Jan - Dec 2006) Actual received in Current Qtr | Current Year (Jan - Dec 2006) Actual received in Current YTD |
| | RM'million | RM'million | RM'million | RM'million | RM'million | RM'million | RM'million |
| **By 31 December 2002** | | | | | | | |
| Non-listed shares in automotive industry companies | 54.7 | 54.7 | - | - | - | - | - |
| **By 31 December 2003** | | | | | | | |
| Non-listed shares in automotive industry companies | 83.8 | - | - | - | - | - | - |
| **By 31 December 2004** | | | | | | | |
| Wuhan Fortune Motor Co Ltd (refer to (ii) (1)) | 42.7 | 43.5 | - | - | 31.3 | 4.1 | 4.1 |
| Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2)) | 17.3 | 7.8 | - | - | 7.8 | - | - |
| Non-listed shares in automotive industry companies | 13.4 | - | - | - | - | - | - |
| | 73.4 | | | | | | |
| **By 31 December 2005** | | | | | | | |
| Dong Feng Lion Tyre Co Ltd (refer to (ii) (3)) | 75.6 | 23.0 | - | - | 23.0 | - | - |
| **By 31 December 2006** | | | | | | | |
| Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2)) | 11.5 | 7.8 | - | - | 7.8 | - | - |
| Non-listed shares in automotive industry companies | 83.2 | - | - | - | - | - | - |
| | 94.7 | | | | | | |
| Total | 382.2 | 136.8 | - | - | 69.9 | 4.1 | 4.1 |

**Status of Proposed Divestment Programme ("PDP") (continued)**

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received

The details of the assets divested are as follows:

| Description of assets/businesses | Proposed Utilisation RM' million | Actual Utilisation RM' million | Intended Timeframe for Utilisation | Deviation Amount RM' million | Deviation % | Explanation |
|---|---|---|---|---|---|---|
| (1) Disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri-Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and | | | | | | |
| Settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and waiver of interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million). | | | | | | |
| The disposal was completed on 24 April 2003. | | | | | | |
| (i) Estimated expenses | 0.45 | 0.45 | No requirement | - | - | - |
| (ii) Redemption/repayment of AMB Bonds/SPV Debts | 43.01 | 33.82 | No requirement | 9.19 | 21.37% | (i) RM1.12 million is pending repatriation from China and (ii) RM8.07 million is receivable before 15 August 2007. |
| | 43.46 | 34.27 | | | | |
| (2) Disposal by Chrome Marketing Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Jiangxi Fuqi Motor Co Ltd to Kau Hua Int'l Investment Co Ltd for a cash consideration of Rmb34.0 million (equivalent to approximately RM15.59 million). | | | | | | |
| (i) Estimated expenses | 0.03 | 0.03 | No requirement | - | - | - |
| (ii) Redemption/repayment of AMB Bonds/SPV Debts | 15.56 | 5.91 | No requirement | 9.65 | 62.02% | RM9.65 million is pending repatriation from China. |
| | 15.59 | 5.94 | | | | |

END

(iii) Plans to overcome any projected shortfall

The Group is actively looking for potential buyers for its assets/companies identified for divestment under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the AMB Bonds/SPV Debts.